VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

January 8, 2009

VIA FEDERAL EXPRESS

SUPPL

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

09045163

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 29 2009
THOMSON REUTERS

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
January 8, 2009

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated December 9, 2008.

Correspondence with Securities Commission(s)

2. Material Change Report – dated December 15, 2008.
3. Notice of Meeting and Record Date – dated December 12, 2008.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

December 9, 2008

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

MANAGEMENT CEASE TRADE ORDER

ValGold Resources Ltd. (the "Company") determined in November 2008 that it may not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008 (the "Filing Deadline"), due to the fact that the Company's Auditors may not be able to complete their audit of and issue their Audit Report on the Required Filings in time for the Company to meet such Filing Deadline.

The delay in having the Required Filings audited had been caused by the Company's delay in meeting its financial obligations to the Auditors. The Company has satisfied its financial obligations to the Auditors and the audit is in progress. The Company's Required Filings will be made as soon as its Auditors deliver their Audit Report, which is expected to be received within two months from the Filing Deadline.

Upon review of applicable securities legislation and after conferring with the British Columbia Securities Commission (the Company's "Principal Regulator"), regarding the potential default, the Company applied for an Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 *Cease Trade Orders for Continuous Disclosure Defaults* ("NP 12-203").

The MCTO has been granted and prohibits trading in securities of the Company, whether direct or indirect, by:

(a) the Company's Chief Executive Officer;

(b) the Company's Chief Financial Officer; and

(c) the members of the board of directors of the Company or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to the Company that has not been generally disclosed.

Should the Company fail to make its Required Filings on or before January 31, 2009, the Principal Regulator can impose a cease trade order that all trading in securities of the Company cease for such period of time as the Principal Regulator may deem appropriate.

The Company intends to satisfy the provisions of the Alternate Information Guidelines as set out in NP 12-203 for as long as it remains in default.

For further information on ValGold Resources Ltd. and its portfolio of international exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release..

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

December 9, 2008.

Item 3. **News Release**

Press releases were issued on December 9, 2008.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

December 15, 2008.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

December 9, 2008

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

MANAGEMENT CEASE TRADE ORDER

ValGold Resources Ltd. (the "Company") determined in November 2008 that it may not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008 (the "Filing Deadline"), due to the fact that the Company's Auditors may not be able to complete their audit of and issue their Audit Report on the Required Filings in time for the Company to meet such Filing Deadline.

The delay in having the Required Filings audited had been caused by the Company's delay in meeting its financial obligations to the Auditors. The Company has satisfied its financial obligations to the Auditors and the audit is in progress. The Company's Required Filings will be made as soon as its Auditors deliver their Audit Report, which is expected to be received within two months from the Filing Deadline.

Upon review of applicable securities legislation and after conferring with the British Columbia Securities Commission (the Company's "Principal Regulator"), regarding the potential default, the Company applied for an Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 *Cease Trade Orders for Continuous Disclosure Defaults* ("NP 12-203").

The MCTO has been granted and prohibits trading in securities of the Company, whether direct or indirect, by:

(a) the Company's Chief Executive Officer;

(b) the Company's Chief Financial Officer; and

(c) the members of the board of directors of the Company or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to the Company that has not been generally disclosed.

Should the Company fail to make its Required Filings on or before January 31, 2009, the Principal Regulator can impose a cease trade order that all trading in securities of the Company cease for such period of time as the Principal Regulator may deem appropriate.

The Company intends to satisfy the provisions of the Alternate Information Guidelines as set out in NP 12-203 for as long as it remains in default.

For further information on ValGold Resources Ltd. and its portfolio of international exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release..

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 12/12/2008

To: All Canadian Securities Regulatory Authorities

Subject: VALGOLD RESOURCES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	15/01/2009
Record Date for Voting (if applicable) :	15/01/2009
Meeting Date :	19/02/2009
Meeting Location (if available) :	1400 - 570 Granville Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	919147108	CA9191471080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for VALGOLD RESOURCES LTD

END